                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                  Under The Securities Exchange Act of 1934

                              Cerprobe Corporation
                                (Name of Company)

                          Common Stock, $0.05 par value
                         (Title of Class of Securities)

                                    156787103
                                 (CUSIP Number)

                               Clifford G. Sprague
              Senior Vice President and Chief Financial Officer
                       Kulicke and Soffa Industries, Inc.
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                               With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                         Philadelphia, PA 19103-6996
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 11, 2000
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 156787103
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Kulicke and Soffa Industries, Inc.
--------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group       (a) [ ] (b) [ ]
--------------------------------------------------------------------------------

      3. SEC Use Only
--------------------------------------------------------------------------------

      4. Source of Funds                                            WC, BK
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization   Pennsylvania
--------------------------------------------------------------------------------

Number of    7. Sole Voting Power                    -0-
Shares      --------------------------------------------------------------------
Beneficially 8. Shared Voting Power                930,050*
Owned by    --------------------------------------------------------------------
Each         9. Sole Dispositive Power               -0-
Reporting   --------------------------------------------------------------------
Person With 10. Shared Dispositive Power             -0-
            --------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person   930,050*
--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)                 9.8%
--------------------------------------------------------------------------------

     14. Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

* See Items 4 and 5. Does not include Shares beneficially owned by the Stockholders (as defined in Item 5) attributable to outstanding options.

CUSIP No.  156787103
--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Cardinal Merger Sub., Inc.
--------------------------------------------------------------------------------
      2. Check the Appropriate Box if a Member of a Group
         (a) [   ]      (b) [   ]
--------------------------------------------------------------------------------

      3. SEC Use Only
--------------------------------------------------------------------------------

      4. Source of Funds                             AF
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   [   ]
--------------------------------------------------------------------------------

      6. Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------

Number of     7. Sole Voting Power                    -0-
Shares       -------------------------------------------------------------------
Beneficially  8. Shared Voting Power                930,050*
Owned by     -------------------------------------------------------------------
Each          9. Sole Dispositive Power               -0-
Reporting    -------------------------------------------------------------------
Person With  10. Shared Dispositive Power             -0-
             -------------------------------------------------------------------

     11. Aggregate Amount Beneficially Owned by Each Reporting Person   930,050*
--------------------------------------------------------------------------------

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------

     13. Percent of Class Represented by Amount in Row (11)                 9.8%
--------------------------------------------------------------------------------

     14. Type of Reporting Person                                             CO
--------------------------------------------------------------------------------

* See Items 4 and 5. Does not include Shares beneficially owned by the Stockholders (as defined in Item 5) attributable to outstanding options.

ITEM 1. SECURITY AND COMPANY.

      This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.05 per share (the "Common Stock"), together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and collectively with the Common Stock, the "Shares"), of Cerprobe Corporation, a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 1150 North Fiesta Boulevard, Gilbert, Arizona 85233-2237.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("K&S"), and Cardinal Merger Sub., Inc., a Delaware corporation and a wholly owned subsidiary of K&S ("Merger Sub" and collectively with K&S, the "Acquirors"). K&S is a supplier of semiconductor assembly equipment, packaging materials and packaging technology. Merger Sub has been recently incorporated by K&S in connection with the Offer (as defined below), the Merger (as defined below) and the transactions contemplated thereby. The principal business offices of each of K&S and Merger Sub are located at 2101 Blair Mill Road, Willow Grove, Pennsylvania 19090. K&S directly owns all the outstanding capital stock of Merger Sub. It is not anticipated that, prior to the consummation of the Offer and the Merger, Merger Sub will have any significant assets or liabilities or will engage in any activities other than those incidental to the Offer and the Merger.

      Each executive officer and each director of K&S and Merger Sub is a citizen of the United States. The name, business address and present principal business of each executive officer and director of K&S and Merger Sub are set forth in Exhibit 1 to this Schedule 13D and are specifically incorporated herein by reference.

      During the last five years, none of the Acquirors nor, to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      No consideration has to date been paid by the Acquirors in connection with the acquisition of any Shares. The total amount of consideration expected to be paid by Merger Sub and K&S to purchase the Shares in the Offer and Merger and to pay related fees and expenses is estimated to be approximately $225 million. Merger Sub will obtain all necessary funds required to consummate the transaction through capital contributions or advances made by K&S. K&S plans to make these contributions or advances from funds on hand. K&S may also obtain a portion of such funds from borrowings under its bank credit facility with PNC Bank (the "Credit Facility"), although K&S has no current plans to do so. A summary of the Credit Facility is incorporated by reference to K&S's Form 10-K for the fiscal year ended September 30, 1999, filed with the Securities and Exchange Commission on December 21, 1999, and a copy of the credit agreement providing for the Credit Facility has been filed with the Securities and Exchange Commission as an exhibit to K&S's Quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, filed April 30, 1998.

ITEM 4. PURPOSE OF TRANSACTION.

      K&S, Merger Sub, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 11, 2000, providing for, among other things, the commencement by Merger Sub of a tender offer to purchase all of Company's outstanding Shares for $20.00 per Share in cash, without interest (the "Offer") and the subsequent merger of Merger Sub with and into Company (the "Merger"). The Offer and the Merger are each subject to the satisfaction or waiver (if permissible) of certain conditions set forth in the Merger Agreement. If the Offer and Merger are consummated, the Company will become a wholly-owned subsidiary of K&S, and the Common Stock will cease to be traded on the Nasdaq Stock Market or any other exchange and will cease to be registered pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

      Simultaneously with the execution and delivery of the Merger Agreement, K&S entered into separate Affiliate Tender Agreements (collectively, the "Affiliate Tender Agreements") with certain stockholders of the Company who are affiliates of the Company (the "Stockholders"). The following is a summary of the Affiliate Tender Agreements. This summary is not a complete description of the terms and conditions of the Affiliate Tender Agreements and is qualified in its entirety by reference to the Affiliate Tender Agreements, a form of which is filed as Exhibit 4 hereto and which is specifically incorporated by reference into this Item 4.

      Under these agreements, each Stockholder has separately agreed to tender, or cause the record holder to tender, into the Offer, as promptly as reasonably possible and in any event before the tenth business day after the commencement of the Offer, all of the Shares beneficially owned by such Stockholder or any member of his Stockholder Group (as defined below) (the "Owned Shares"). The Stockholders are Donald Walter, Ross Mangano, Kenneth Miller, Zane Close, Michael Bonham, William Fresh, Randal Buness, and Daniel J. Hill, and based on the Company's published records they beneficially own approximately 1,422,550 Shares (including Shares obtainable upon the exercise of outstanding options) in the aggregate as of October 12, 2000.

      Under the Affiliate Tender Agreements, each Stockholder has agreed that he will not, and each corporation and other person controlled by the Stockholder or any affiliate or associate thereof controlled by the Stockholder, other than the Company and its subsidiaries (collectively, the "Stockholder Group") will not, directly or indirectly, sell, assign, transfer, pledge or otherwise dispose of, or grant a proxy with respect to, any Owned Shares to any person other than K&S or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing, or otherwise designed to limit or transfer any of the benefits or risks of ownership.

      The Affiliate Tender Agreements also provide that each Stockholder shall not, and shall cause each other member of the Stockholder Group not to, solicit or knowingly encourage or take any other action to knowingly facilitate or induce, any inquiries or the making of any proposal that constitutes, or that may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into discussions or negotiate with any person or entity in furtherance of any inquiries to obtain a Competing Transaction, or agree to, or endorse, any Competing Transaction. A Competing Transaction means (i) any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries, whereby the holders of the outstanding voting power of the Company prior to such transaction fail to hold 80% of the outstanding voting power of the Company and (indirectly through Company and its other subsidiaries) all of its subsidiaries immediately after such transaction, (ii) the acquisition in any manner, directly or indirectly, of more than a 20% interest in any voting securities of Company,
(iii) any tender offer or exchange offer that if consummated would result in the acquisition of 20% or more of any class of equity securities of Company or (iv) the acquisition, directly or indirectly, of a material amount of assets of Company, other than the transactions contemplated or permitted by the Merger Agreement and other than sales of current assets in the ordinary course of business.

     The Affiliate Tender Agreements require each Stockholder to promptly notify K&S of the material terms of any such inquiries or proposals received by the Stockholder, or any member of the Stockholder Group, and if such inquiry or proposal is in writing, the Stockholder must deliver or cause to be delivered to K&S a copy of such inquiry or proposal.

      Each Stockholder has agreed, if requested by K&S, not to, and to cause each member of the Stockholder Group not to, vote any Owned Shares at any annual or special meeting of stockholders, or execute any written consent of stockholders, during such period.

      Each Stockholder has also agreed to take all affirmative steps reasonably requested by K&S to indicate its full support for the Offer and the Merger, and under the Affiliate Tender Agreements, each Stockholder has consented to K&S's announcement in any press release, public filing, advertisement or other document, that the Stockholder, as a stockholder of the Company, fully supports the Offer and the Merger.

      Simultaneously with the execution and delivery of the Merger Agreement, K&S and the Company also entered into the Stock Option Agreement (the "Stock Option Agreement"). The following is a summary of the Stock Option Agreement. This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the Stock Option Agreement, which is filed as Exhibit 3 hereto and which is specifically incorporated by reference into this Item 4.

      Under the Stock Option Agreement, the Company has granted K&S an irrevocable option (the "Company Option") to purchase from the Company upon original issue from time to time up to a number of shares of Common Stock, equal to 19.9% of the number of shares of Common Stock outstanding on October 11, 2000, subject to adjustment as described below, such shares being referred to as the "Company Shares," at an initial exercise price of $20 per Share (the "Exercise Price").

      The Company Option is not presently exercisable and will not become exercisable except as described in the next sentence. The Company Option may be exercised by K&S, in whole or in part, immediately before, and subject to the consummation of, a "Trigger Event." A "Trigger Event" occurs if (i) the Merger Agreement is terminated by K&S or the Company under circumstances that would entitle K&S to the Company Termination Fee under the Merger Agreement (the Company Termination Fee is equal to $5,625,000), and (ii) within 9 months after such termination the Company consummates a Competing Transaction with or by any person or entity.

      The Stock Option Agreement provides that the Company Option will terminate upon the earlier of (i) the Effective Time of the Merger; or (ii) the date that is nine months after termination of the Merger Agreement or if, at the expiration of such nine month period the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise is removed or has become final and not subject to appeal.

      The Stock Option Agreement also provides (i) K&S with registration rights with respect to the Shares, (ii) K&S the ability to acquire Shares by means of a cashless exercise and, (iii) that, in the event of any change in the Common Stock by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Company Option, and the purchase price per share shall be adjusted appropriately to restore to K&S its rights thereunder, including the right to purchase from the Company (or its successors) shares of the Common Stock representing 19.9% of the outstanding Common Stock on October 11, 2000 for the same aggregate exercise price.

      In addition, under the Stock Option Agreement K&S has agreed that, in connection with any registered underwritten offering of Common Stock, K&S will not, and will not permit any of its subsidiaries to, sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any Common Stock held by K&S or any of its subsidiaries for a period specified by the representative of the underwriters of Common Stock not to exceed one hundred eighty (180) days following the effective date of the applicable registration statement of the Company filed under the Securities Act; provided however that the Company's officers, directors and stockholders required to file reports under Section 16 of the Exchange Act are also so limited.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

      K&S does not concede that as a result of entering into the Affiliate Tender Agreements or the Stock Option Agreement it is a "beneficial owner" of any Shares, as such term is defined in the Exchange Act and the rules and regulations thereunder. However, as a result of entering into the Affiliate Tender Agreements, K&S possesses certain rights to direct that the Shares subject thereto not be voted on certain matters, and such Shares may not be sold, assigned, transferred, pledged or otherwise disposed of by the Stockholders who are parties thereto. The number of Shares (including the number of Shares deemed to be beneficially owned by the Stockholders on October 12, 2000 due to outstanding options) subject to each such Affiliate Tender Agreement is set forth below. Based on the Company's public filings with the Securities and Exchange Commission, such Shares represent approximately 9.8% (14.25% including Shares issuable upon exercise of options) of the outstanding shares of Common Stock, calculated as provided in Rule 13d-3(d)(1).

                                       Exercisable
Name of Owner             Stock          Options          Total          Percent
-------------             -----          -------          -----          -------
Donald Walter             13,000          33,000          46,000           0.48%
Ross Mangano             516,500          33,000         549,500           5.77%
Kenneth Miller           122,500          33,000         155,500           1.63%
Zane Close                60,100         132,000         192,100           2.00%
Michael Bonham            61,414          49,500         110,914           1.16%
William Fresh            153,536          33,000         186,536           1.96%
Randal Buness              3,000          99,000         102,000           1.06%
DJ Hill                        -          80,000          80,000           0.84%
Total                    930,050         492,500       1,422,550          14.25%


      None of the Acquirors and, to the best of their knowledge, none of the persons named on Exhibit 1 of this Schedule 13D have effected any transactions in the Company's securities in the last 60 days other than those transactions described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

      Except as described in this Schedule 13D (including the Merger Agreement, Stock Option Agreement and Affiliate Tender Agreements, which agreements are attached hereto as Exhibits 2, 3 and 4, respectively, and are specifically incorporated herein by reference) none of the Acquirors, and to the best of their knowledge, none of the persons named on Exhibit 1 attached hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL FILED AS EXHIBITS.

      Exhibit 1 - Name, Business, Address and Present Principal Occupation of
                  Each Executive Officer and Director of K&S and Merger Sub.

      Exhibit 2 - Agreement and Plan of Merger dated as of October 11, 2000, by and among K&S, Merger Sub, and Company.

      Exhibit 3 - Stock Option Agreement, dated October 11, 2000, by and among
                  K&S and Company.

      Exhibit 4 - Form of Affiliate Tender Agreement, dated as of October 11,
                  2000, between K&S and Stockholders.

      Exhibit 5 - Joint Filing Agreement, dated as of October 23, 2000, by and among K&S and Merger Sub.

      Exhibit 6 - Amended and Restated Loan Agreement between K&S and PNC Bank,
                  N.A., dated March 26, 1998, filed as Exhibit 10(a) to K&S's quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, and incorporated herein by reference.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated October 23, 2000


KULICKE AND SOFFA INDUSTRIES, INC.

By: /S/ Clifford G. Sprague
   --------------------------------
   Name: Clifford G. Sprague
   Title: Chief Financial Officer


CARDINAL MERGER SUB., INC.

By: /S/ Clifford G. Sprague
   ---------------------------------
   Name: Clifford G. Sprague
   Title: Vice President

                                Index to Exhibits

      Exhibit 1 - Executive Officers and Directors of the Reporting Persons.

      Exhibit 2 - Agreement and Plan of Merger, dated as of October 11, 2000, by and among K&S, Merger Sub and Company.

      Exhibit 3 - Stock Option Agreement, dated October 11, 2000, by and among
                  K&S, Merger Sub and Company.

      Exhibit 4 - Form of Affiliate Tender Agreement, dated as of October 11,
                  2000, between K&S and Stockholders.

      Exhibit 5 - Joint Filing Agreement, dated as of October 23, 2000, by and among K&S and Merger Sub.

      Exhibit 6 - Amended and Restated Loan Agreement between K&S and PNC Bank,
                  N.A., dated March 26, 1998, filed as Exhibit 10(a) to K&S's quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, and incorporated herein by reference.